UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

American Independence Corp.
(Name of Subject Company)

American Independence Corp.
(Names of Persons Filing Statement)

Common Stock,
par value $0.01 per share
(Title of Class of Securities)

026760405
(CUSIP Number of Class of Securities)

Teresa A. Herbert
American Independence Corp.
485 Madison Avenue
New York, NY 10022
(212) 355-4141
(Name, address and telephone numbers of person
authorized to receive notices and communications
on behalf of the persons filing statement)

COPY TO:

Lucosky Brookman LLP
45 Rockefeller Plaza, Suite 2000
New York, NY 10111
Attn: Joseph L. Lucosky, Esq.
(732) 395-4400

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

The name of the subject company to which this solicitation/recommendation statement on this Schedule 14D-9 (together with the exhibits thereto, the "Schedule 14D-9") relates is American Independence Corp. (the "Company" or "AMIC"). The address of AMIC's principal executive office is 485 Madison Avenue, New York, NY 10022. The telephone number of AMIC at its principal executive office is (212) 355-4141.

The title of the class of equity securities to which this Schedule 14D-9 relates is AMIC's common stock, $0.01 par value per share (the "Common Stock"). As of July 25, 2011, there were 8,523,702 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

AMIC is the person filing this Schedule 14D-9. Its name, business address and business telephone number are set forth in Item 1 above. AMIC, a Delaware corporation trading on the NASDAQ stock market, is an insurance holding company specializing in fully insured health plans for individuals, families and small employers, and employer medical stop-loss and managed care.

This Schedule 14D-9 relates to the Exchange Offer (as defined below) by Independence Holding Company, a Delaware corporation ("Purchaser" or "IHC"), stated in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the "Schedule TO"), filed by Purchaser with the Securities and Exchange Commission (the "Commission") on June 22, 2011 and amended on July 15, 2011, pursuant to which Purchaser offered to purchase (the "Exchange Offer") up to 1,452,935 shares of Common Stock at an exchange ratio of 0.625 shares of Purchaser common stock, par value $1.00 per share, for one share of Common Stock, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange dated July 15, 2011 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, contain the "Offer").

The address of the principal executive offices of Purchaser is 96 Cummings Point Road, Stamford CT 06902.

With respect to all information described herein as contained in the Offer to Purchase, the Letter of Transmittal or Schedule 14D-9, including information concerning Purchaser and its affiliates, or actions or events with respect to any of them, AMIC does not take any responsibility for the accuracy or completeness of such information or for any failure by Purchaser to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Information regarding agreements, arrangements and understandings and any actual or potential conflicts of interest between AMIC or its affiliates and Purchaser or its executive officers, directors or affiliates included in AMIC's Definitive Proxy Statement on Schedule 14A that was filed with the Commission on April 29, 2011 and amended on May 26, 2011 (as so amended, the "Proxy Statement"), in the section entitled "Certain Relationships and Related Transactions," is incorporated herein by reference. The Proxy Statement was previously delivered to the stockholders and is available without charge on the Commission's website at www.sec.gov.

Item 4. The Solicitation or Recommendation.

Solicitation or Recommendation.

After careful consideration of the Exchange Offer, including a thorough review of the terms and conditions of the Exchange Offer, a special committee (the "Special Committee") appointed by the board of directors of AMIC (the "AMIC

Board"), by unanimous vote of all of its members, determined to express no opinion and remain neutral with respect to the Exchange Offer.

Following the meeting of the Special Committee at which the foregoing action was taken, the AMIC Board, based upon the recommendation of the Special Committee, decided by unanimous written consent dated July 28, 2011, to express no opinion and remain neutral toward the Exchange Offer.

Background

At a 2010 Board meeting, an officer of IHC introduced the concept of an exchange offer whereby IHC would exchange IHC shares for shares of the Company. No exchange ratio was discussed at that time.

Beginning in early 2011, IHC began acquiring shares of the Company's Common Stock in private transactions with large shareholders of the Company by offering 0.667 shares of IHC common stock in exchange for 1 share of Common Stock of the Company in order to increase its percentage ownership in the Company, resulting in IHC increasing its percentage ownership to approximately 63% of the Company. One such shareholder was Mr. Simon, a member of the Special Committee, who exchanged 70,000 shares of his Common Stock of AMIC for 46,667 shares of common stock of IHC.

On May 9, 2011, IHC filed a registration statement on Form S-4 (the "Registration Statement") to register the shares of common stock of IHC issuable to AMIC stockholders who accept 0.667 shares of common stock of IHC in exchange for 1 share of Common Stock of the Company, and amended such Registration Statement on May 16, 2011.

On July 13, 2011, the Registration Statement was further amended to, among other things, change the exchange ratio to 0.625 shares of common stock of IHC in exchange for 1 share of Common Stock of the Company.

On July 15, 2011, IHC commenced the Exchange offer.

On July 18, 2011, the AMIC Board formed the Special Committee, the members of which are Messrs. Ronald Simon, Myron Picoult and Edward Bennett (each an independent member of the AMIC Board), to review and consider the Exchange Offer in order to determine whether (i) the stockholders of AMIC should be advised to (A) accept the Exchange Offer, (B) reject the Exchange Offer or (C) take another action prescribed by AMIC, or (ii) the Company should (A) express no opinion and remain neutral toward the Exchange Offer or (B) not make a recommendation because the Special Committee is unable to take a position with respect to the Exchange Offer.

The Special Committee held meetings via conference call on July 18, 2011, July 22, 2011, July 25, 2011 and July 27, 2011 to review and consider, in consultation with its legal advisor, the Exchange Offer.

Reasons for Recommendation

The Special Committee determined not to express an opinion and remain neutral toward the Exchange Offer because: (i) the stockholder's decision to accept or reject the Exchange Offer is a personal decision and based on each stockholder's unique financial position and other factors; and (ii) the stockholder should evaluate for itself/himself/herself the pros and cons of the Exchange offer set forth in the Offer to Purchase and assign the relative weight of such pros and cons that is appropriate for such stockholder's circumstances.

The foregoing discussion of the information, reasons and factors that the Special Committee considered includes the material information, reasons and factors considered by the Special Committee, but is not intended to be exhaustive. The Special Committee viewed its determination as being based on the totality of the information presented to and considered by the Special Committee.

Stockholders should consider the Exchange Offer carefully and come to their own conclusions as to acceptance or rejection of the Offer. Stockholders who are in doubt as to how to respond should consult with their own investment advisor, stockbroker, dealer, bank manager, accountant, lawyer or other professional advisor.

Intent to Tender

To the extent known to the AMIC Board, the following executive officers, directors and affiliates of AMIC intend to exchange the shares of Common Stock beneficially owned by each such person in the Exchange Offer: (i) David T. Kettig, member of AMIC Board, Chief Operating Officer and Senior Vice President; (ii) Teresa A. Herbert, member of the AMIC Board, Chief Financial Officer and Senior Vice President; (iii) Steven B. Lapin, member of the AMIC Board, (iv) James G. Tatum, member of AMIC Board; (v) Jeffrey C. Smedsrud, Chief Marketing and Strategy Officer and Senior Vice President; and (vi) Edward Bennett.

To the extent known to the AMIC Board, no executive officers, directors or affiliates of AMIC intend to hold and not exchange the shares of Common Stock of AMIC beneficially owned by each such person.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

There are no persons or entities or classes of persons or entities that are directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Exchange Offer.

Item 6. Interest in Securities of the Subject Company.

On June 9, 2011, AMIC granted to Martin E. Winter, a former member of the AMIC Board who resigned on July 2, 2011, a stock option that (i) has an exercise price of $5.85, (ii) is exercisable in six successive equal semi-annual installments over a 36-month period beginning on December 6, 2011 and (iii) has an expiration date of June 8, 2021. If the stock option is fully exercised, Mr. Winter would acquire 6,667 shares of Common Stock, resulting in Mr. Winter beneficially owning an aggregate of 6,667 shares of Common Stock after full exercise.

On June 9, 2011, AMIC granted to Myron Picoult, a member of the AMIC Board and the Audit Committee, a stock option that (i) has an exercise price of $5.85, (ii) is exercisable in six successive equal semi-annual installments over a 36-month period beginning on December 6, 2011 and (iii) has an expiration date of June 8, 2021. If the stock option were to be fully exercised, Mr. Picoult would acquire 6,667 shares of Common Stock, resulting in Mr. Picoult beneficially owning an aggregate of 6,667 shares of Common Stock after full exercise.

On July 1, 2011, Ronald Simon, a member of the AMIC Board and the Audit Committee, exercised a stock option to acquire 2,222 shares of Common Stock of AMIC at an exercise price of $4.60, resulting in Mr. Simon beneficially owning an aggregate of 6,944 shares of Common Stock of AMIC after such exercise. Such stock option vested on June 16, 2011 and expires on June 14, 2020.

Except as forth in this Item 6, no transactions in the Common Stock have been effected during the past 60 days by AMIC or, to the knowledge of AMIC, by any executive officer, director, affiliate or subsidiary of AMIC.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, AMIC is not undertaking or engaging in any negotiations in response to the Exchange Offer that relate to (i) a tender offer or other acquisition of AMIC's securities by AMIC, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving AMIC or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of AMIC or any of its subsidiaries or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of AMIC.

Item 8. Additional Information.

<u>Cautionary Statement about Forward-Looking Statements</u>

The statements included or incorporated by reference in this Schedule 14D-9 relating to matters that are not historical facts may be deemed to be "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements may be identified by terminology such as "believe," "anticipate," "should," "intend," "plan," "will," "expect," "estimated," "projects" and similar expressions. These statements are based on assumptions and assessments made by AMIC in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events.

Any such forward-looking statements are not guarantees of future performance, and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. Although AMIC believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct.

<u>Exhibits</u>

The information contained in the Exhibit referred to in Item 9 below is incorporated herein by reference in its entirety.

Item 9. Exhibits.

The following Exhibit is filed with this Schedule 14D-9:

 (e)(1)   Excerpts from AMIC's Definitive Proxy Statement on Schedule 14A filed with the Commission on April 29, 2011, as amended on May 26, 2011

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

American Independence Corp.

By: /s/ Teresa A. Herbert
       Name: Teresa A. Herbert
       Title: Chief Financial Officer and
       Senior Vice President

Date: July 29, 2011

**Excerpts from AMIC's Definitive Proxy Statement on Schedule 14A
filed with the Commission on April 29, 2011, as amended on May 26, 2011**

Compensation Committee Interlocks and Insider Participation

Messrs. Simon, Picoult and Winter served on the Compensation Committee of the Board during fiscal year 2010.

Transactions with Related Persons

With IHC

IHC and its wholly owned subsidiaries are the beneficial owner of 63.02% of AMIC's common stock.

Independence American has reinsurance treaties with insurance company subsidiaries of IHC pursuant to which these subsidiaries cede premiums to Independence American. For the year ended December 31, 2010, Independence American assumed premiums of $34,229,000 under these treaties.

Three of AMIC's subsidiaries earn fees relating to premiums they write on behalf of IHC's insurance company subsidiaries. These fees amounted to $3,285,000 for 2010.

AMIC and IHC and certain of their respective subsidiaries entered into service agreements pursuant to which one party may charge the other on an hourly or cost basis for services provided by employees of one party to the other. AMIC paid IHC $1,151,000 during 2010 and $287,000 during the first quarter of 2011 under these agreements. See Note 14 of the Notes to Consolidated Financial Statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Review, Approval, or Ratification of Transactions with Related Persons

Under the NASDAQ Rules Section 5630(a), AMIC is required to conduct an appropriate review on an ongoing basis of all transactions disclosable pursuant to Regulation S-K Item 404 under the caption "Transactions with Related Persons" for potential conflict of interest situations, and all such transactions must be approved by the Audit Committee or another independent body of the Board of AMIC.

AMIC's governance documents specifically prohibit various conflict of interest situations and impose disclosure requirements in connection with any potential conflicts of interest.

The Audit Committee, with the assistance of AMIC's Vice President and General Counsel, has reviewed and approved each of the related-party transactions set forth above. AMIC is not aware of any transaction reportable under paragraph (a) of Item 404 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, in respect of 2010, that was not so reviewed and approved.